

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 14, 2009

via U.S. mail and facsimile

Joe G. Brooks, Chief Executive Officer
Advanced Environmental Recycling Technologies, Inc.
914 N Jefferson Street
Springdale, Arkansas 72764

> **Re: Item 4.01 Form 8-K**
> **Filed January 9, 2009**
> **File No. 000-52742**

Dear Mr. Brooks:

We have reviewed your Item 4.01 Form 8-K and have the following comments.

1. Please revise your disclosure to disclose, if true, there were no reportable events during the registrant's two most recent fiscal years and any subsequent interim period through the date of change in accountants. Refer to Item 304(a)(1)(v) of Regulation S-K.

2. Please indicate whether the Board of Directors approved your change of accountants. Refer to Item 304(a)(1)(ii) of Regulation S-K.

3. Please amend your report to include all of the information required by Item 304 of Regulation S-K. You should file your amendment as a Form 8-K/A with the Item 4.01 designation.


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Please respond to these comments within 5 business days, or tell us when you will provide us with a response. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Tracey McKoy, Staff Accountant at (202) 551-3772.

Sincerely,

Tracey McKoy
Staff Accountant